FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2003


                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                1A Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X        Form 40-F
                                -----                -----


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                No   X
                             -----             -----

                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

Forward-Looking Statements

This  Report  on  Form  6-K  contains  forward-looking   statements,   including
projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the Report; we assume no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in our market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.


Second Quarter 2003 Results

Attached hereto and incorporated by reference herein is our press release announcing the results of Q2 for 2003.

Furthermore, the balance sheet is presented below, on a pro forma as adjusted basis, to give effect to the sale of 5,546,667 ordinary shares in the two private placements announced on July 16th and August 4th at the prices of $0.50 and $0.60, respectively.

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                               (USD in thousands)

                                                      June 30,     June 30,     December
                                                      --------     --------     --------
                                                      2003         2003         31, 2002
                                                      ----         ----         --------
                                                      Actual       Pro Forma    Actual
                                                      ------       ---------    ------
                                                                   As
                                                                   --
                                                                   adjusted
                                                                   --------
Assets
Current Assets:
 Cash and cash equivalents                            $1,034       $4,074       $1,388
 Trade receivables, net                                   --           --           64
 Prepaid expenses and other accounts receivable          145          145          231
                                                      ------       ------       ------
 Total current assets                                  1,179        4,219        1,683
                                                      ------       ------       ------
Long-term lease deposits                                   5            5            5
Equity investment in Imetrix                             240          240            3
Severance pay fund                                       311          311          264
Property and equipment, net                              698          698        1,029
                                                      ------       ------       ------
                                                      $2,433       $5,473       $2,984
                                                      ------       ------       ------
Liabilities and Shareholders' Equity
Current Liabilities:
 Accounts payable                                        347          347          338
 Employees and payroll accruals                          615          615          424
 Accrued expenses and other liabilities                  281          281          372
                                                      ------       ------       ------
 Total current liabilities                             1,243        1,243        1,134
                                                      ------       ------       ------

 Other liabilities                                       135          135          135
 Convertible loan                                        568          568           --
 Accrued severance pay                                   328          328          278
                                                      ------       ------       ------
                                                       1,031        1,031          413
                                                      ------       ------       ------

 Shareholders' equity                                    159        3,199        1,437
                                                      ------       ------       ------
                                                      $2,433       $5,473       $2,984
                                                      ======       ======       ======

Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMMTOUCH SOFTWARE LTD.
                                                 (Registrant)


Date August 27, 2003                        By
                                               ---------------------------------
                                                 Devyani Patel
                                                 VP Finance

                                  Exhibit Index

Exhibit Number                    Description of Exhibit

1                                 Press release of August 21, 2003